UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

46, avenue de la Grande Armée, 75017 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

In February 2023, Sanofi published the press releases attached hereto as Exhibits 99.1, 99.2 and 99.3 which are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release dated February 23, 2023: FDA approves once-weekly ALTUVIIIO™, a new class of factor VIII therapy for hemophilia A that offers significant bleed protection

Exhibit 99.2	Press Release dated February 24, 2023: FDA approves once-weekly ALTUVIIIO™, a new class of factor VIII therapy for hemophilia A that offers significant bleed protection. This positive event triggers impairment reversal, impacting 2022 IFRS net income; no change on business net income (non-IFRS)

Exhibit 99.3	Press Release dated February 24, 2023: New Phase 3 data presented at WORLDSymposium™ reinforce Nexviazyme® (avalglucosidase alfa) as potential new standard of care for all people living with late-onset Pompe disease

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 24, 2023	SANOFI
	By	/s/ Alexandra Roger
Name: Alexandra Roger
Title: Head of Securities Law and Capital Markets

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